Filed by Zapp Electric Vehicles Group Limited

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: CIIG Capital Partners II, Inc.

Commission File No.: 001-40802

Page 1 of 34

Zapp EV Investor Day

Date: 16 March 2023

LINK:https://gatewayir.zoom.us/rec/share/wAOjXubqk458lzP6NE_wWBnzDInt5GMJdTTBbIHBbO6eUYPjA_OJ3O9EwRLSmOw.56nXTC_XF5WZLkVq

Gavin Cuneo – CIIG Capital Partners II – Co-CEO

Thank you all for joining us today for the CIIG Capital Partners II, Zapp Electric investor day. I’m Gavin Cuneo, Co-CEO of CIIG II, and on our first page we have a little bit of that overview of the transaction.

As you know, CIIG Capital Partners II, Inc. is merging with Zapp Electric, which will result in Zapp becoming a NASDAQ listed company trading under the ticker ZAPP. CIIG II and Zapp entered into a Merger Agreement in November and the initial F-4 was filed with the SEC in December with the latest amended version filed on Monday, March 13th. We’re hopeful to be declared effective soon and set a closing date immediately thereafter.

The transaction implies a fully-diluted pro forma enterprise value of $573 million, assuming no redemptions and a full rollover, which we believe is an attractive entry point relative to some key comparable companies. After we discuss the business here, my partner Mike, also co-CEO of CIIG Capital Partners, will provide a detailed overview of the transaction and discuss valuation. But first I want to cover what really drew CIIG II to the opportunity to merge with Zapp.

Most Americans aren’t aware of the how large the Powered Two-Wheeler or “P2W” Market is. The penetration of two wheelers, especially in urban environments, is extremely high in Europe and Asia. The market has attractive growth characteristics and fewer EV competitors than the four-wheel market. Zapp has built a highly pragmatic plan to go to market, which we will review in detail.

Second thing that we found very attractive about Zapp, the founders launched the company with the belief that there is a large white space in the electric vehicle market for urban transportation. Mass transportation is not green, buses are transitioning to electric at a slower pace, electric cars aren’t agile enough to effectively navigate these urban environments. We believe, the Zapp i300 is a one of a kind two wheel EV product, purpose-built for urban use.

Another key component of all of Zapp products’ design is the portable and powerful battery technology which can be removed from the bike and charged in any regular outlet whether at home, in the office, at school or at Starbucks. This feature eliminates range anxiety for the Zapp owner.

The fourth point on this page, is the bike’s innovative exoskeleton architecture. This architecture serves as the chassis for the bike. It enables many of the key performance metrics due to its weight bearing strength and low center of gravity. There is a tremendous amount of IP embedded within the architecture of the Zapp bike.

Beyond the attractive end markets, unique product and technology, what was really attractive CIIG about Zapp was the business model that the management team has created. It’s a very unique model with low capital requirements achieved through two key partnerships. Zapp has enlisted one of Asia’s major auto manufacturers, the Summit Group, as its manufacturing partner. Summit has significant infrastructure and know-how to execute. Zapp does not need to build its own factory. Summit is responsible for all capex related to manufacturing. On top of that, Zapp has an agreement with the EXIM bank of Thailand to finance working capital which further reduces capital requirements for Zapp to fund from its own balance sheet. The company is Start of Production or SOP ready and aims to achieve positive free cash flow in the very near term.

With that, I’d like to turn the presentation over to Zapp’s co-founder and CEO, Swin Chatsuwan who will start by introducing you to the diversified and experienced management team. Thank you.

Swin Chatsuwan – Zapp EV – CEO

Thanks for that Gavin.

Hello everyone, I’m Swin Chatsuwan, the CEO of Zapp Electric Vehicles. Firstly, my background in Automotive and emerging markets investment banking. I have over 30 years’ experience in this area and have supported many Tier-1, OEMs and retailers, providing debt and equity capital markets advice and execution.

Our company is chaired by Tony Posawatz. Tony spent over 30 years at GM, for which he is well known for having led the electric Chevrolet Volt project. What is less well known is that, at GM, he also created the 4-door pick-up truck form factor, which has now become the ubiquitous automotive type, and for which has continued into EVs, including Rivian. It was his interest in our form factors that attracted him to Zapp and Tony is also a director of Lucid.

The rest of our board includes many senior executives with proven track record in governing world class brand companies.

As with our Board, our ExCom also consists of very experienced and entrepreneurial executives from the automotive and consumer sectors. For example:

Jeremy, our President, co-founded and headed the AI division of Valeo, one of Europe’s largest Tier-1s.

Warin, our CDO, is a multi-award winning designer.

David, our CCO, was credited with the rollout of most of the British luxury brands into China and Korea.

Together, I am confident that we can deliver against the brand and product position, and our business plans that we have in mind.

In this chronology we see that we started in 2017, we incorporated the company and registered the Zapp brand in the UK. We spent most of that year detailing market research and development feasibilities.

We unveiled our first prototype, the alpha prototype, in 2018 and went on to receive several acknowledgements from key automotive press in that year.

By 2019, we began to win a number of design awards. And with the confidence we had a winning product, we began to mobilize the necessary elements that would allow the i300 to go into production.

Through 2020, we opted for contract manufacturing as Gavin mentioned, and tendered, and successfully nominated our partner: Summit, one of SE Asia’s largest automotive contract manufacturers. With Summit being in Thailand, a key automotive export country, we were then able to secure working capital credit lines from Thailand’s Export Import Bank or shortly known as EXIM. These 2 key fundamental strategies put Zapp in a unique position amongst electric vehicle companies today.

By 2021, we had also completed our retail concept, and we had also unveiled the i300 in North America. Both these news were picked up by both Bloomberg and Forbes. We also developed our first physical boutique, in Paris, which was opened in 2022. We have since won more design awards, and 4 prizes at the coveted e-mobility awards in the UK.

Unlike other EV brands, Zapp, and Summit, are now at Start-of-production in 2023.

We are going to show you a brief video.

[Product video: https://www.youtube.com/watch?v=6_McmnJaizo]

Thank you K.

As you can see from those images, the i300 is quite different from the other products you on the streets these days. But before I take you through i300, which is our first product, I’d like to take a moment to look at the market we are entering.

Unlike cars, demand for 2 wheelers, both motorcycles and scooters, are growing rapidly both in value and units, and that growth is spread across both Europe and Asia. As a result, the market value is expected to double within 7 years.

At the same time, the EV replacement and adoption rates are also growing very quickly.

Some would say that we are in a ‘megatrend’ space.

Conversely on the supply side, and comparing with cars again, you can see on the right-hand-side, there are several newcos in that space. Some are more successful than others of course. The space is quite crowded now. More so, they’re fighting for the same replacement market, unlike in 2 wheels.

On the left then, notwithstanding that 2-wheelers present a $130 billion marketplace today and growing potentially to $240 billion, about the same size as the US pickup and luxury car markets today, where Rivian and Lucid operate—there are very few listed newcos for investors to access.

NIU, which is on the left-hand-side, is a Chinese company, operating mostly in the home market. Gogoro is a Taiwanese company, also operating mostly in the home market. Livewire, the EV offshoot of Harley-Davidson, was recently listed via a deSPAC. That brings the total to only 4 EV-pure-play new companies listed on US exchanges.

Our market research has led us to treatise that the high value market would have to be a new form-factor, leveraging the EV drivetrain, that would capture both downsizing urban motorcycle riders and the upsizing scooter rider in their switch to electric.

As a result, we created a new category and form factor, which you saw in the video, that would meet expectations of both groups: performance for motorcycle riders, and agility and convenience for scooter riders.

As we talk about gasoline using upsizers and downsizers, it’s also important to look at the price positioning. Here we see that the weighted-average-price-positioning of the 10 bestselling 2-wheelers in Europe, our initial market for the i300, which is up around EUR7,500. We have pitched the i300 right in the middle of the pack. But what is also important, is that we are in the middle of that pack when it comes to TCOs as well, total cost of ownership.

Then, as we rotate to key emerging markets in South East Asia and India, our British brand positioning will put us at an advantage in what would be their ‘premium segment’. This is now also fast growing due to increased purchasing power in emerging markets. Royal Enfield, a gasoline only revived British brand, has shown us the way with their $11 billion market cap, which is twice as much as Harley-Davidson is today.

Now let’s talk a little bit about the EV competition space. Here we see Livewire priced at $18,000 in Europe. It is slower and heavier, with a less convenient motorcycle form factor than our i300.

BMW’s CE 04 is also slower, very heavy, and whilst a scooter, is long, and therefore less agile and maneuverable than an i300.

Vespa, their Elettrica is at our price point. It is a scooter. It is light but it has very low performance.

Silence was recently acquired by the VW group and is to be branded as a SEAT, after one of their car brands and to be relaunched in due course.

As mentioned earlier, Niu and Gogoro are home market only.

Overall then, we believe the i300 represents great value for the money.

Competition is limited not only at the company level as we saw earlier, but here at the product level as well.

So as I mentioned and Gavin also mentioned, we sought to leverage electrification, in particular electrification’s compactness, to create a new kind of 2-wheeler that would combine the virtues of both a motorcycle and a scooter, which you saw in an earlier slide and as our researchers told us.

The core of that solution is a new type of chassis, a load-bearing ‘exoskeleton’. Not only can this chassis type respond to customer demand in terms of performance and looks, but it has also allowed us to reinvent how 2-wheelers are manufactured and assembled.

The ‘low component’ ‘whole vehicle architecture has significantly reduced the number of parts required to make a 2-wheeler, and has also reduced the number of assembly steps required.

This is an important subject that many people will ask and we’ve also innovated the battery solution.

Our unique Independent, ultra-lightweight portable dual battery packs eliminate range and charge anxiety. At 13lbs each, they can be taken everywhere and charged anywhere!

The battery pack was deliberately designed to have the footprint of a MacBook Pro and to have the thickness of about two MacBook Pros. You can see on the left that it can be plugged into your wall home socket just like your laptop or phone.

In the bike, the batteries fit under your feet, unlike other scooters where they fit under the seat. This has 2 critical benefits: notwithstanding its ultralight weight it significantly lowers the centre of gravity to make handling easier and frees up the space under the seat for storage.

As we take a closer look at our 3 direct peers, the Livewire, the CE 04 BMW, and Vespa’s Elittrica, we see that two are nearly double our price, and the one at the same price, other than the performance deficit to i300, none of them have removable batteries, which significantly reduces their practicality.

Of the brands that do offer removable batteries, the performance is inferior to i300 on a number of dimensions: charging time, weight, power.

Meanwhile, please note that the legacy companies have also responded. Their solution is to tie new EV buyers down to their ‘battery swapping’ stations, which will need to be rolled out in tandem with unit sales. To me this represents a number of issues. Outside of Taiwan and China, the batteries will simply all get stolen. They will not be able to expand sales until the system has been installed. And finally, they will need more batteries per bike sold, which is also not very sustainable.

With our independent battery solution, this means we will not suffer any inhibitions to grow our sales.

Sustainability has become an important subject to consumers and we are not only committed to creating a high-design high-performance product, but also to respond to these modern consumers’ expectations.

In the circle, you will see that we have designed-in low overall vehicle weight, low battery cell count, curated organic, recycled, some even ‘upcycled’ materials, and we assemble the products using low energy methods.

This is what we can the Gen-2 sustainability. Not just zero tailpipe emissions, but low overall carbon footprint.

The sum total of this is that we believe we have created a product that our potential customers need and want—no compromises on performance or specifications for the downsizer. Agility, accessibility for the upsizers and Gen-2 sustainability for both. Infrastructure free charging is included.

Although i300 is our first product, we do have a long term road map. We will remain focused on executing the roll out of our first product, the i300, across all markets, in the first instance.

The i300 platform already includes a number of variants, which will both extend its reach and its product lifecycle, with carbon, bio-composite, recycled plastic versions capturing a range of riders’ preferences.

In the goodness of time, we will continue to expand our market reach by introducing additional models, initially within i300’s platform, such as the i125, which will be lower priced.

With that I’d like to hand over to Jeremy who will discuss the manufacturing and supply chain processes.

Thank you.

Jeremy North – Zapp EV – President

Great, thank you Swin.

So, I am Jeremy North, one of the co-founders of Zapp. Just wanted to clarify something Swin said earlier, I am technically not a co-founder of the AI team that I run as a joint venture that I share with Valeo; however, I have experience over the last six or seven years in the automotive sector with that.

So, before I start and go into details, I do want to reiterate that we are SOP ready. We’re ready to go into production.

A number of our EV peers have listed and then had issues with getting their production started. We do not believe that we will have the same problems.

Swin referred earlier to our balance sheet light business model, and I want to explain this in a little more detail.

It has 2 core elements, which Swin alluded to earlier.

Firstly, our status as a Thai exporter allows us to access receivables financing, from the Export Import Bank of Thailand (or EXIM) a Thai state agency; this significantly reduces our working capital requirement as we grow, and we believe, is unique amongst pure-play EV companies.

This relationship with EXIM will therefore allow Zapp to grow flexibly with significantly less operational working capital than comparable EV companies.

Just outlining what the slide says as it’s a little busy the process is as follows:

A customer places an order through our website. Simultaneously a purchase order is then sent to our contract manufacturer, Summit (of whom more shortly). A copy is also sent to EXIM Bank who issue a letter of credit to allow Summit to start production and also means they have a state bank as their counter-party. The bike is then produced, shipped and delivered to the customer who pays the balance and the cycle repeats.

As Swin mentioned earlier the Zapp i300 has been designed for manufacturing and sustainability—purpose-built as Swin puts it.

Our product has a low component, ultra-low component architecture – only 149 components in the whole bike against approximately 2000 in a comparable internal combustion engine product.

This de-risks the assembly process and significantly reduces procurement complexity.

As a result, assembly requires only 82 production steps compared with 150 for a typical and comparable ICE and has a cycle time of 30 minutes, in full production – once again, substantially less than a comparable product in the ICE space.

We are able to flex manufacturing through our simplified assembly process.

We use a “dolly” system – a non-belt production line – 4 station process covering chassis, mechanical, electrical and bodywork.

Bear in mind that this process includes no robots, stamping, welding, painting or tooling; the most capital-intensive elements of a regular production line as well as the most polluting – this further enhances our ESG and Gen-2 sustainability credentials we believe.

It also allows for flexing of production – up or down – with no minimum commitments.

Pre-existing capacity at Summit, space allocated is 215,000 square feet, could yield 300,000 units per annum by 2026.

In addition to Summit, we have procured a whole raft of premium quality suppliers, including Michelin tires, Dana providing motor, and Gates the drive belt.

Our confidence in our ability to manufacture bikes is underpinned by the fact that we have outsourced the manufacturing/assembly of our bikes to Summit, one of Asia’s largest and most respected contract manufacturers.

We are very excited about this as Summit is a reliable partner, with more than 50 years of experience working with global automotive OEMs including all of the names listed on this slide.

This comes with a full range of benefits providing capacity, tooling, limiting capex requirements for Zapp and coincidentally also from the Summit resources in terms of experience, well trained manufacturing and labor, logistics, and warranty cover.

Our relationship with Summit allows us to scale production without burdening our balance sheet, the second element of our balance sheet-light model.

As I mentioned earlier, Summit has plans to allocate 215,000 square feet of pre-existing capacity at one of its plants in Thailand to Zapp’s production by 2026.

They expect they will be able to grow production from 10,000 units in 2023 to around 300,000 units in 2026 from this space.

We will be able to achieve this level of output whilst remaining more or less capital expenditure free for both us and Summit. This is the second element our balance sheet-light model.

This means we’re not having to go out into the market to raise money to build factories, or to acquire robots, or to build a production line. It is very capital efficient.

Our rollout capacity, as I said earlier, is planned to grow to 300,000 units per annum in the existing allocated space by 2026. However, Summit is a very substantial business as we’ve said before and they have additional space that they could allocate to us, if the demand is there.

I want to finish by saying, we have worked hard over the past 2 years, through Covid, to put these key relationships, with EXIM and Summit in place. We have done this before creating customer demand and expectations that we might otherwise not have been able to satisfy.

We are now ready to launch.

I will now hand over to David who will explain our Go To Market strategy.

David McIntyre – Zapp EV – CCO

Thanks Jeremy and hello everyone. I am David McIntyre, Chief Commercial Officer for Zapp and before Zapp spent over 25 years in automotive, launching and rolling out high performance and premium cars and retail networks in Europe, the Americas and Asia-Pacific regions. Often these were at the time relatively unknown brands, entering new markets, with dominant competitors. I am highly experienced working with limited resources, to deliver significant growth.

Now for Zapp, we will establish a premium, performance brand position in Europe, as a British brand, before then expanding into the very high volume markets in Asia-Pacific, and then globally.

We are launching in France and then we will move onto Spain and then Italy. And these three markets represent annual sales of new 2-wheel motorcycles of over 640,000 units per annum, but even more interesting are the over 17 million bikes already on the roads in these 3 markets alone and we believe many of these will be replaced by EV motorcycles in coming years through consumer adoption and also legislation.

We therefore should consider not only the size of the markets currently, but also a potentially even bigger additional annual volume of replacement, as internal combustion engine bikes are forced out of cities.

We will, however, take a very considered approach, market-by-market – laying the foundations and optimizing our sales, marketing, and aftersales process as we do so.

Now I mentioned consumer adoption of EV motorcycles and in fact this is already happening.

If we take the top 5 largest markets for motorcycles in Europe, which are our 3 launch markets, plus Germany and UK, then the EV motorcycle volume grew 88% in 2022, with the EV penetration increasing from 2.4% to 4.5% of the total. And actually in France that growth was 126%.

And now to legislation, and the good news here is that there are significant tailwinds for EV adoption in Europe. Nine major cities have already implemented Ultra Low Emission Zones or will do by 2025, and at least 8 are banning ICE or internal combustion engine vehicles from 2030.

With up to 39 million internal combustion engine motorcycles on European roads, many of which will need to be replaced by 2030, we believe this presents a significant opportunity for Zapp.

Our Omnichannel approach is very much online focused, but also with authorized resellers, where it makes sense, operating boutiques in key cities, where customers can touch and feel the bike, and take test rides.

This gives customers choice, makes it easy for them to buy our products in the way that they choose and also allows the company to broaden our reach quickly.

All sales channels are driven to Zapp’s full stack e-commerce platform, where a configurator allows personalization and upsell of options and accessories, driving additional revenue. And we already have over 200 applications from potential authorized resellers worldwide, so we have the opportunity to expand globally, but we will take a considered market-by-market approach.

Our Drop-Ship-Direct-To Customer approach eliminates the dealership business model and this allows us to deliver a high-quality customer experience, with transparent pricing.

So, once the customer personalizes and orders his or her i300 via Zapp’s e-commerce platform, the i300 is produced by our contract manufacturer, Summit, who then handle all logistics to the European port of entry. Our fleet of Zapper vans then deliver the bikes directly to customers and provide ongoing aftersales support.

This complements the personalization strategy, is ‘demand-pull’ rather than ‘wholesale push’ avoiding inventory at the point-of-sale and Zapp and is part of our asset light business model.

Our fleet of franchised Zapper vans will provide vehicle delivery to customers, also they will be the mobile after sales solution under the motto ‘we come to you.’ These vans will be operated Zapp-trained technicians, in fully equipped vans with full tool set and spare parts inventory. Now this allows us to scale the aftersales network rapidly without investments in bricks and mortar facilities.

Thank you very much, I will now hand it over to Mike.

Michael Minnick – CIIG Capital Partners II – Co-CEO

Thanks David.

As you can see in this transaction slide, we have priced the transaction on a pre money basis at $500 million. This is due to the uncertainty of redemption scenarios that is currently going on in the market that makes it difficult to determine an enterprise value when considering cash from the Trust.

Although there are various EV comps, we would like to focus on two in particular. From a pure business model viewpoint, the closest comp we believe is Livewire. From a CapEx perspective, we feel the best comp is Fisker. In a closer comparison to Livewire, Zapp has a portable, self-charging battery, which Livewire does not. Zapp’s battery is not reliant on the development of charging infrastructure. We have estimated that Zapp has a more attractive performance-to-price ratio for consumers at almost a 50% lower price. In addition, we believe Zapp can achieve free-cash-flow positive well ahead of Livewire. Relative to Fisker, Zapp owns and controls its IP. Zapp’s light-assembly process we believe is more efficient for its manufacturing partner Summit, which in our opinion compares favorably to Fisker’s production process utilized by Magna. We believe Zapp’s manufacturing process also allows it to scale more quickly and efficiently compared to Fisker.

As previously mentioned, Zapp has an asset-light business model. We do not require billions of dollars of CapEx to build a manufacturing facility. We do not require hundreds of millions of dollars for operating expenses due to the relationship with EXIM bank. What this does is significantly reduces the CapEx and OpEx requirements for Zapp.

Unlike what we have seen in the marketplace with other EV companies, as it relates to Lucid, Rivian and others, where billions of dollars of capital have been spent just to build their manufacturing facilities, Zapp does not need to achieve a certain utilization rate to become free cash flow positive. Furthermore, we would like to highlight Zapp’s ability to achieve free cash flow positive much sooner than their EV peers due to our belief that Zapp is currently positioned to generate positive gross margins. This is supported by our lower bill of materials cost, which is driven by using significantly less parts compared to our peers. Even today after achieving start of production, Lucid and Rivian are still operating on a negative gross margin basis and losing hundreds of millions of dollars per quarter.

We do not have projections in our presentation. Instead, what we’d like to do is to have investors focus on the Summit production capacity slide as a guideline. As we know, consumer adoption will drive volumes. Below our positive gross margins, the largest expense for Zapp is anticipated to be marketing, whereby we would refer investors to the marketing expenses of other publicly traded EV peers, with guidance that we anticipate our marketing expenses to be below those levels. We believe these parameters, along with a CapEx and OpEx light manufacturing model, will provide investors with a framework to create their own forecasts that we believe will support our views on Zapp’s ability to achieve free-cash-flow positive in a more timely manner than the other EV peers. We would also like to point out that even at lower volumes and based on the variable nature of our marketing spend on a market-by-market basis, we believe Zapp can still achieve positive free-cash-flow in a more timely manner than the other EV peers due to its comparably low operating expense business model.

In summary, we believe Zapp’s valuation is being offered to investors at a discount even though, in our view, Zapp has the only self-charging battery in the market, their battery is not reliant on the rollout of charging infrastructure, Zapp has an attractive performance-to-cost ratio for consumers, the Company operates in a less competitive EV marketplace, yet with approximately the same total addressable market opportunity as Lucid and Rivian, Zapp has achieved SOP with one of the lowest CapEx funding requirements in the industry, and the Company can achieve free-cash-flow positive sooner than most other EV peers. In conclusion, it is our belief that Zapp offers investors one of the lowest ratios of capital spend CapEx and OpEx per dollar of revenue and gross margin generated. In our view, this construct significantly reduces execution risk for investors and supports our valuation.

With that, I will turn it back over to Ralf. Thank you.

Ralf – Gateway Group – External Director of IR

Thank you, Mike. We will now answer the top 5 most frequently submitted questions. First one goes to Gavin and Swin:

Can you give us a run down on how this deal came together, and when and why you decide to merge?

Gavin Cuneo – CIIG Capital Partners II – Co-CEO

Thanks, Ralph. I guess I’ll start and then Swin can take over.

We’ve originally met the Zapp team through one of their advisors last fall. We didn’t know anybody on the Zapp team previously to that, but we were originally struck by the product, the size and growth characteristics of the market. And as we dug in more and spent more time with the team, we were extremely impressed by Swin and the rest of the management team.

I think Mike has talked a lot about the business model and how unique it is in terms of low capital expense requirements. The ability to get to free cash flow positive, which is very different from all the other EV opportunities that we have seen over the past few years. And as we dug in more diligence, we went over to Bicester in the UK—to the Experience Center. We met with the team there, saw the bike being taken through the paces at high speed and breaking on a test track. We went over to Thailand. We visited Summit. We were extremely impressed by their capabilities and the size of the business, and of their experience. We saw the Zapp bikes being assembled in the Summit factory, which was extremely important to prove that these guys were really SOP-ready. And I think from there we signed the BCA. And kept moving on to where we are today. I don’t know if Swin wants to add anything to that, or talk about the benefits of being public.

Swin Chatsuwan – Zapp EV – CEO

Indeed. Thank you, Gavin, and thank you, Ralf.

My story is precisely the other side of that coin. We are a new brand. We have a great new product, we believe, and the total addressable market globally is very big.

But what we wanted to do was to cement our credibility, and one of the ways to do that is to go public. And we decided to go down the SPAC-route because we felt that a SPAC partner, a professional group of people with financial market and operating experience, would add value not only to the listing exercise, but in holding our hand as a new company going forward. We were very delighted to meet with the CIIG team. The team has a great variety of those experiences, and we felt that was a good fit, and as a consequence of that we decided to proceed with the BCA. Also, and I believe you can already sense the level of synergy that the two teams have towards each other going forward.

Ralf – Gateway Group – External Director of IR

Great thanks, Swin and Gavin.

The second question goes to you, David. What let you to start rolling out in Europe? Asia seems to be a gigantic market, and it’s closer to your production.

David McIntyre – Zapp EV – CCO

Thanks, Ralf. A great question.

Well, as somebody who has been growing European automotive brands globally for many years I understand the cache that European brands carry globally. And especially British brands in the two-wheel sector. Therefore we’ll establish our brand position in key opinion leader markets in Europe first. And that will give us brand and pricing power, as we then expand into high volume markets in Asia, Pacific, and globally.

Ralf – Gateway Group – External Director of IR

Thanks, David

Jeremy, given that all EV companies deal with supply chain issues around their batteries and chips and have super long waiting lists, how do you plan to tackle that issue?

Jeremy North – Zapp EV – President

Thanks, Ralf.

Also a good question. As I mentioned in my presentation, we have lined up a procurement book with a range of key and large blue chip suppliers. We’ve also shared indicative sales and production volumes with them, and they have confirmed. They’re comfortable with all those numbers. I think one other thing to say is that the number of cells we use in the battery is low. Frankly, a fraction of the number that would be in a comparable 4-wheel product, a very small fraction. And similarly, we don’t have a large numbers of ECUs in the bike, either. So, our exposure to those is somewhat lower than our 4-wheel competitors, certainly.

Ralf – Gateway Group – External Director of IR

Got it. Thanks, Jeremy.

The last two questions we’ve received go to Swin. You list high-profile competitors. How do you plan to stay ahead of them despite that they have the brand recognition and size to copy your product?

Swin Chatsuwan – Zapp EV – CEO

Thanks, Ralf, and a good question and partly answered earlier, when I mentioned that one of the objectives of our listing is size and credibility. And it was important from the beginning, in my view, to become a public company. And the SPAC-route has given us that opportunity to achieve just that, and to bring in on additional members of the board and shareholders to bolster of that view.

The second part is that as a new brand, you have to top your peers, your legacy peers with better design, better performance, better attributes, competitive pricing, and other product features, more convenient customer purchase experience, a more affable customer ownership experience. I’m confident that we have covered all of those elements, and that will give our customers a good look at something new.

Ralf – Gateway Group – External Director of IR

Thanks, Swin. last question. Given the average redemption rates right now, how much do you think Zapp’s rollout and business plan will be impacted based on what the final proceeds of the deal are?

Swin Chatsuwan – Zapp EV – CEO

Okay. Sorry to recap that our product priority emerging and using this SPAC process was to become a public company to post our credibility. And it was mentioned earlier by David and by Mike, that our marketing budget is very much floating and variable and very adaptable. Combining that then, with our low operating overhead by having staff around the world both in Thailand, US, UK, accordingly, we’re running at a very low burn rate and operating at a very minimal other operating costs, and with the contract manufacturing all bundle to give us our balance sheet like model. So all in all, then we are just not using a lot of capital, and can vary it also. So, although CIIG has funds in trust of 300 million, we never expected to draw all of that down. Our funding goals were much more modest.

Ralf – Gateway Group – External Director of IR

Got it. Thank you, Swin. This will conclude our investor right now. If you have any further questions, please don’t hesitate to contact us at zapp@gatewayir.com.

Thanks, everyone.

Swin Chatsuwan – Zapp EV – CEO

Great. Thank you.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of U.S. federal securities laws with respect to the proposed business combination (the “Business Combination”) between Zapp Electric Vehicles Limited (“Zapp”), Zapp Electric Vehicles Group Limited (“Pubco”) and CIIG Capital Partners II, Inc. (“CIIG II”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the anticipated growth in the industry in which Zapp operates and anticipated growth in demand for Zapp’s products, projections of Zapp’s future financial results and possible growth opportunities for Zapp. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “budget,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of CIIG II’s securities, (ii) the risk that the transaction may not be completed by CIIG II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by CIIG II, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the merger agreement by the stockholders of CIIG II, (iv) the risk that CIIG II may not have sufficient funds to consummate the Business Combination, (v) the lack of a third party valuation in determining whether or not to pursue the proposed Business Combination, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (vii) the effect of the announcement or pendency of the transaction on Zapp’s business relationships, performance, and business generally, (viii) risks that the proposed Business Combination disrupts current plans of Zapp or diverts management’s attention from Zapp’s ongoing business operations and potential difficulties in Zapp’s employee retention as a result of the proposed Business Combination, (ix) the outcome of any legal proceedings that may be instituted against Zapp, Pubco, CIIG II or their respective directors or officers related to the proposed Business Combination, (x) the ability of Pubco, CIIG II or a successor thereto to maintain the listing of its securities on The Nasdaq Stock Market LLC, (xi) volatility in the price of the securities of Pubco, CIIG II or a successor thereto due to a variety of factors, including changes in the competitive and highly regulated industries in which Zapp plans to operate, variations in performance across competitors, changes in laws and regulations affecting Zapp’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Business Combination, and identify and realize additional opportunities, (xiii) the risk of downturns in the highly competitive electric vehicle industry, (xiv) the ability of Zapp to build the Zapp brand and consumers’ recognition, acceptance and adoption of the Zapp brand, (xv) the risk that Zapp may be unable to develop and manufacture electric vehicles of sufficient quality and on schedule and scale, that would appeal to a large customer base, (xvi) the risk that Zapp has a limited operating history, has not yet released a commercially available electric vehicle and does not have experience manufacturing or selling a commercial product at scale and (xvii) the risk that Zapp may not be able to effectively manage its growth, including its design, research, development and maintenance capabilities.

The foregoing list of factors is not exhaustive. Forward-looking statements are not guarantees of future performance. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Pubco’s registration statement on Form F-4, CIIG II’s Annual Report on Form 10-K and Quarterly Report on Form 10-Q and other documents filed by Pubco, CIIG II or a successor thereto from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. The forward-looking statements in this document represent the views of Zapp, Pubco and CIIG II as of the date of this document. Subsequent events and developments may cause that view to change. Readers are cautioned not to put undue reliance on forward-looking statements, and all forward-looking statements in this document are qualified by these cautionary statements. Zapp, Pubco and CIIG II assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of Zapp, Pubco nor CIIG II gives any assurance that Zapp, Pubco or CIIG II will achieve its expectations. The inclusion of any statement in this document does not constitute an admission by Zapp, Pubco or CIIG II or any other person that the events or circumstances described in such statement are material.

Additional Information and Where to Find It

This document relates to the proposed Business Combination between CIIG II, Pubco and Zapp. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act. In connection with the Business Combination, Pubco filed a registration statement on Form F-4 with the SEC (as may be amended from time to time, the “Registration Statement”) on December 16, 2022, which included a preliminary proxy statement of CIIG II and a preliminary prospectus of Pubco, and after the Registration Statement is declared effective, CIIG II will mail a definitive proxy statement relating to the Business Combination to CIIG II’s stockholders. The Registration Statement, including the proxy statement/prospectus contained therein, when declared effective by the SEC, will contain important information about the Business Combination and the other matters to be voted upon at a meeting of CIIG II’s stockholders to be held to approve the Business Combination (and related matters). Pubco and CIIG II may also file other documents with the SEC regarding the Business Combination. Before making any voting decision, CIIG II stockholders and other interested persons are urged to read the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus, when available, and other documents filed in connection with the Business Combination, as these materials will contain important information about Zapp, Pubco, CIIG II and the Business Combination.

Investors and security holders may obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by CIIG II through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by CIIG II may be obtained free of charge from CIIG II’s website at https://ciigpartners.com/ or by written request to CIIG II at 40 West 57th Street, 29th Floor, New York, New York 10019.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

CIIG II, Pubco and Zapp and their respective directors and officers may be deemed to be participants in the solicitation of proxies from CIIG II’s stockholders in connection with the proposed Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of CIIG II’s stockholders in connection with the proposed transactions is set forth in the proxy statement/prospectus. You can find more information about CIIG II’s directors and executive officers in CIIG II’s Annual Report on Form 10-K, filed with the SEC on February 14, 2023, and in the proxy statement/prospectus. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed Business Combination may be obtained by reading the proxy statement/prospectus regarding the proposed Business Combination. You may obtain free copies of these documents as described in the preceding section.

No Offer or Solicitation

This document is for informational purposes only and does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of Pubco, Zapp, CIIG II or any of their respective affiliates. No such offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom. The contents of this document have not been reviewed by any regulatory authority in any jurisdiction.